

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2022

Damien Schmitz
Chief Financial Officer
Groupon, Inc.
600 W. Chicago Avenue
Suite 400
Chicago, IL 60654

> **Re: Groupon, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 28, 2022**
> **Form 10-Q for the Fiscal Period Ended June 30, 2022**
> **Filed August 8, 2022**
> **File No. 001-35335**

Dear Damien Schmitz:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services